BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1:	NAME AND ADDRESS OF COMPANY

ENERGY METALS CORPORATION
1238 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2:	DATE OF MATERIAL CHANGE

January 15, 2007

Item 3:	NEWS RELEASE

January 15, 2007 through the facilities of the Toronto Stock Exchange.

Item 4:	SUMMARY OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced that the closing of their previously announced business combination has been extended to Friday, January 19, 2007. In order to accommodate filing deadlines in St. John, New Brunswick relating to the business combination, trading in the shares of High Plains will cease at 2:00pm (EST) on Friday, January 19, 2007. For purposes of calculating the previously disclosed share exchange rate, the VWAP of the Energy Metals common shares will be determined over the 20 trading days prior to and including January 18, 2007.

Item 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Energy Metals Corporation and High Plains Uranium, Inc. announced that the closing of their previously announced business combination has been extended to Friday, January 19, 2007. In order to accommodate filing deadlines in St. John, New Brunswick relating to the business combination, trading in the shares of High Plains will cease at 2:00pm (EST) on Friday, January 19, 2007. For purposes of calculating the previously disclosed share exchange rate, the VWAP of the Energy Metals common shares will be determined over the 20 trading days prior to and including January 18, 2007.

As discussed in the High Plains circular, and further to the joint press release of High Plains and Energy Metals, dated January 9, 2007, the companies have now determined that US withholding tax will be imposed on the share exchange. On closing, Energy Metals will withhold 10% of the gross fair market value of the shares, warrants and options being issued in exchange for the securities of non-US resident shareholders, optionholders and warrantholders of High Plains. A non-US resident includes any shareholder that is considered to be a resident outside of the United States (e.g. Canadian, U.K. residents etc).

In the case of a US resident, the amount withheld can be credited against such shareholder’s US tax liability. Non-US residents and US residents will be required to file a US tax return reporting their gain or loss realized on the disposition of their HPU common shares. The amount withheld can be credited against such shareholder’s US tax liability.

US residents can avoid this withholding entirely if they complete and return the Letter of Transmittal and IRS Form W9, mailed to High Plains shareholders, warrantholders, and optionholders and available on SEDAR, by no later than February 2, 2007 (previously January 26, 2007). Warrantholders and optionholders who are US residents can also avoid this withholding by returning an IRS Form W9 to High Plains by January 18, 2007 (previously January 11, 2007).

Item 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUCTION 51- 102

N/A

Item 7:	OMITTED INFORMATION

N/A

Item 8:	EXECUTIVE OFFICER

Paul Matysek – President & Director	Tel: 604-684-9007

Item 9:	DATE OF REPORT

Dated at Vancouver, B.C. this 15th day of January, 2007.

“Paul Matysek”

PAUL MATYSEK, President & Director